

September 9, 2022

John Lawler
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re: Ford Motor Company**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated August 26, 2022**
> **File No. 001-03950**

Dear Mr. Lawler:

We have reviewed your August 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Response Dated August 26, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1. We note your response to prior comment four and reissue it in part. As requested by our comment, please provide us with quantitative information regarding capital expenditures for climate-related projects for each of the periods covered by your Form 10-K.

2. We note your response to prior comment five and reissue it in part. Discuss any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

3.	In response to prior comment six, you state that you did not experience any material weather-related damage to your properties or operations. Please tell us how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results. In addition, please address the following:

- Provide us with quantitative information for each of the periods covered by your Form 10-K for weather-related damages to your property or operations;

- Discuss the potential for weather-related impacts that have affected or may affect your customers; and

- Clarify how the upward trend in the costs of insurance noted in your response has affected your expectations for future period insurance cost and describe any weather-related impacts on the availability of insurance.

4.	Your response to prior comment seven indicates that you have not historically separated the compliance costs that are specifically related to climate change from other costs of operating your business, and to do so would be impracticable. Tell us about your compliance costs related to climate change and describe your consideration of the disclosure requirement per Item 101(c)(2)(i) of Regulation S-K.

5.	We note your response to prior comment eight and reissue it in part. Please provide the quantitative information requested by our comment for future periods.

	Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any questions.

							Sincerely,

							Division of Corporation Finance
							Office of Manufacturing